UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 28, 2017, announcing preliminary financial results for the quarter ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 28, 2017	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 4Q 2016 results and quarterly dividend of $0.45 per share

Hamilton, Bermuda, February 28, 2017. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2016.

Highlights

•	Declaration of fourth quarter dividend of $0.45 per share, the Company’s 52nd consecutive quarterly dividend

•	Successful issuance of $225 million of senior unsecured convertible notes due in 2021 and repurchase of $166 million of convertible notes due in 2018

•	Continued diversification and renewal of fleet with the delivery of the first of two 19,200 TEU container vessels and agreement to sell one 1998-built VLCC

•	Earned $7.0 million, or $0.07 per share, of profit share during the quarter

Selected key financial data:

Three Months Ended
	Dec 31, 2016	Sep 30, 2016
Long term charter revenues(1)	$134 million	$134 million
Short term charters and profit share income(2)	$20 million	$15 million
Charter revenues(1)(2)	$154 million	$149 million
Adjusted EBITDA(3)	$121 million	$115 million
Net income	$29 million	$32 million
Earnings per share	$0.31	$0.35

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Ship Finance continued to diversify its portfolio of assets and counterparty exposure in the fourth quarter, following a strategy we have employed since our inception. Our continued performance is supported by our diversified $3.7 billion contract backlog with a weighted average charter period of nearly nine years as well as our exposure to market strength in various segments through profit sharing agreements and spot market employment.
We have also taken prudent steps to strengthen our balance sheet and improve our financial flexibility. Several new vessels will be added to our growing fleet in 2017, and we are consistently evaluating investment opportunities that will allow us to continue to return value to our shareholders.”

1. Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’.

2.	Includes gross hires from short term charters, voyage charters, gross revenue earned from pooled vessels and profit share income.

3.	Adjusted EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Dividends and Results for the Quarter Ended December 31, 2016
The Board of Directors has declared a quarterly cash dividend of $0.45 per share. The dividend will be paid on or around March 30 to shareholders on record as of March 16, and the ex-dividend date on the New York Stock Exchange will be March 14, 2017.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $97.8 million, or $1.05 per share, in the fourth quarter of 2016. This number excludes $7.3 million of charter revenues classified as ‘repayment of investment in finance leases’ and $48.3 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’. Inclusive of those revenues, the total charter revenues were $153.5 million, or $1.64 per share.
The 50% profit share agreement with Frontline Shipping Limited (“Frontline”) contributed $6.8 million above the contracted base charter rates, or $0.07 per share, in the fourth quarter. There was also a $0.2 million profit share in the fourth quarter relating to some of our other vessels.
Reported net operating income pursuant to U.S. GAAP for the quarter was $33.7 million, or $0.36 per share, and reported net income was $28.5 million, or $0.31 per share. This is after an impairment charge of $5.3 million related to two vessels and a $8.8 million negative impact from repurchase of convertible notes, in addition to a $9.9 million gain arising from mark-to-market valuation of hedging instruments.

Business Update
As of December 31, 2016, and adjusted for subsequent sales, the fixed-rate charter backlog from the Company's fleet of 73 vessels and rigs was approximately $3.7 billion, with an average remaining charter term of 4.8 years, or 8.6 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.
Tankers
Including newbuildings, the Company owns 18 crude oil, product and chemical tanker vessels, of which 16 vessels are employed on long term charters.
The crude oil tanker market improved from the third quarter into the fourth quarter, and the vessels chartered to Frontline earned daily rates well above the base charter rates in the period. A profit share of $6.8 million was earned in the quarter, up from $5.4 million in the previous quarter, and is payable to Ship Finance in March.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline Ltd. The average daily time charter rate in the pool was approximately $31,000 during the fourth quarter, up from $24,300 in the previous quarter. Three of four vessels in the pool have been chartered out until late 2017 with a profit share above a floor rate, mitigating an expected softer tanker market in 2017.
In November 2016, Ship Finance agreed to sell the 1998-built VLCC Front Century to an unrelated third party, with expected delivery to the new owner in March 2017. The net proceeds from the sale of the vessel will be approximately $24.1 million, including compensation from Frontline for the early termination of the charter. The net sales proceeds are marginally lower than the vessel’s book value at year-end, thus a $0.5 million impairment was recorded in the fourth quarter. Following this sale, Ship Finance will have twelve crude oil carriers remaining on charter to Frontline.
The Company expects to take delivery of two 114,000 dwt LR2 newbuilding product tankers in the second half of 2017. Both vessels have been chartered out on long term charters to Phillips 66, with a minimum period of seven years and options for the charterer to extend the period to up to 12 years. The total EBITDA contribution from these two vessels is estimated to be approximately $11 million per year following delivery.
Offshore
Ship Finance owns five offshore support vessels and four drilling rigs, and with the exception of a jack-up drilling rig, all units are employed on long term charters.
The Company’s drilling rigs generated approximately $48.3 million in aggregate charter revenues in the fourth quarter of 2016. Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited (“Seadrill”), where Seadrill is responsible for operating and maintenance costs. Seadrill today announced that it is continuing its negotiation of a potential financial restructuring with its secured lending banks, unsecured bondholders, and potential new money investors. We believe it will be in all stakeholders' interest to have a financially stronger counterparty, and we intend to engage in constructive dialogue with Seadrill to find a sustainable path going forward. This will also in due course include discussions with the banks that are financing the three rigs in order to find a balanced solution.
Ship Finance structured the debt obligations and charters relating to these rigs to position the Company for a potential market downturn. The aggregate bank loans related to the rigs is now approximately $867 million, down from nearly $1.9 billion when the rigs were acquired. Of the outstanding bank loans, only $240 million, or 28%, is guaranteed by Ship Finance, and our balance sheet is insulated from the remaining debt.
Ship Finance also owns the 2007-built jack-up drilling rig Soehanah which is currently being marketed for new charters in South-East Asia and the Middle East. The previous charterer, Apexindo, will continue to pay for maintenance and crewing until the rig is redelivered to us, which is expected in March. This rig is currently unencumbered.
The Company has five offshore support vessels employed under long term charters to a fully guaranteed subsidiary of Deep Sea Supply Plc. (“DESS”). In February, DESS announced the plan to merge with Solstad Offshore ASA (OSE: SOFF) and Farstad Shipping ASA (OSE: FAR) in order to create a world leading offshore support vessel company, with a total fleet of 154 vessels. The new listed entity will be called Solstad Farstad ASA, and the transaction is expected to be finalized in the second quarter of 2017. Subject completion of the merger, a wholly owned subsidiary of Solstad Farstad ASA will be the charter guarantor under our agreements going forward.
Liner
Including a newbuilding 19,200 TEU container vessel to be delivered in March, Ship Finance has a fleet of 22 container vessels and two car carriers. With the exception of two smaller 1,700 TEU container vessels, all vessels are employed on long-term charters.
In December 2016 we took delivery of the MSC Anna, a 19,200 TEU container vessel. Upon delivery, the vessel commenced a 15-year bareboat charter to Mediterranean Shipping Company (“MSC”), the world’s second largest container company. The vessel is the first of two 19,200 TEU container vessels to be delivered to the Company, with the second vessel, MSC Viviana, expected to be delivered in March 2017. The total EBITDA contribution from these two vessels is estimated to be approximately $31 million per year following delivery.
The Company has two 1,700 TEU feeder-size container vessels employed in the short term time charter market. One of these vessels, the 2003-built SFL Europa, has been detained in the port of Chittagong, Bangladesh, due to monies owed to the port by Hanjin Shipping, the prior charterer of the vessel. We are taking all legal steps to have the vessel released, and have a court order in our favor. Given the age of the vessel and the uncertainty with respect to when the vessel will be released, we recorded an impairment of $4.8 million in the fourth quarter.

Dry Bulk
The Company owns 22 dry bulk vessels, of which 15 vessels are employed on long term charters and seven vessels are trading in the spot market.
The vessels in the spot market are all Handysize vessels between 32,000 and 34,000 dwt, and earned average time charter equivalent rates of approximately $6,600 per day in the fourth quarter. The Company intends to continue trading these vessels in the spot market until long term rates improve.
There are early signs that market sentiment may be gradually improving for the dry bulk vessels, as rates have improved substantially over the last 12 months. In a stronger rate environment, the Company would have the potential to generate profit share through its charter agreements with Golden Ocean Group Limited for its eight Capesize vessels which provides the Company a profit share percentage above the contracted base charter rates.
Financing and Capital Expenditure
As of December 31, 2016, Ship Finance had approximately $267 million of available liquidity, including $62 million in cash and approximately $205 million freely available under revolving credit facilities.
In addition, the Company had marketable securities of approximately $118 million, based on prevailing market prices at quarter end. This includes 11 million shares in Frontline and financial investments in senior secured bonds. Frontline today announced a dividend of $0.15 per share, payable in March.
In October 2016, Ship Finance issued $225 million of senior unsecured convertible notes due 2021 (the “2021 Notes”). The five-year notes bear an interest of 5.75% per annum and have an initial conversion price of approximately $17.77 per share. The higher coupon on the 2021 Notes compared to the $350 million convertible notes due 2018 (the “2018 Notes”) is due to a less dilutive conversion price adjustment for dividends under the 2021 Notes.
The conversion price of the 2018 Notes is adjusted for all dividends, and the conversion price of these notes is now $14.84. The conversion price of the 2021 Notes, by contrast, only adjust for dividends in excess of $0.225 per share per quarter.
The majority of the proceeds from the 2021 Notes were used to repurchase a significant portion of the 2018 Notes in the market, reducing the amount outstanding to approximately $184 million. The 2018 Notes were acquired above par value, and we recorded a one-time expense in the fourth quarter of approximately $8.8 million in connection with the retirement of these notes. The net cash proceeds to the Company from the issuance of the 2021 Notes after the repurchase of the 2018 Notes was approximately $40 million.
As of December 31, 2016, the Company had remaining capital expenditure commitments related to one 19,200 TEU container vessel and two 114,000 dwt LR2 product tankers. The 19,200 TEU container vessel is expected to be delivered in March 2017, and will be financed through a 15-year non-recourse lease agreement, matching the term of the vessel’s charter to MSC. Net remaining capital expenditure is $15 million, payable upon the vessel’s delivery from the shipyard in Korea.
The two 114,000 dwt LR2 product tankers are due for delivery in the second half of 2017, with remaining capital expenditure of approximately $76 million for the two vessels combined. Both vessels have been chartered out on long term time charters to Phillips 66, with a minimum period of seven years and options for the charterer to extend the period up to 12 years. The Company intends to secure long term financing for the two vessels well before delivery.

Strategy and Outlook
Ship Finance continues to add new assets with long term charters to its portfolio, supporting its long term distribution capacity. Our diversified approach gives us the opportunity to benchmark transactions across our main markets, and we believe this will enable us to generate superior returns over time compared to an approach that focuses on one market only. This is demonstrated by Ship Finance’s unique position in the market, having been consistently profitable and declared dividends every quarter since our inception more than 13 years ago.
We believe the combination of a challenging banking market for many players and low asset prices in many segments will create interesting opportunities for Ship Finance, and we have significant capital available for new investments. In this market we are also prepared to take more asset exposure in order to secure upside from potential appreciation in asset values.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.bm.
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 28, 2017

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2016 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2016
except per share data)	2016	2016	(unaudited)
Charter revenues - operating lease	74,490	71,790	293,703
Charter revenues - finance lease	23,701	23,422	99,084
Revenues classified as Repayment of investment in finance leases	(7,345)	(7,214)	(31,380)
Profit share income	7,003	5,530	51,544
Total operating revenues	97,849	93,528	412,951

Gain (loss) on sale of assets and termination of charters	—	(181)	(167)

Vessel operating expenses	(33,001)	(34,201)	(136,016)
Administrative expenses	(2,049)	(2,235)	(9,072)
Depreciation	(23,738)	(24,251)	(94,293)
Vessel impairment charge	(5,314)	—	(5,314)

Total operating expenses	(64,102)	(60,687)	(244,695)

Operating income	33,747	32,660	168,089

Results in associate(1)	6,819	6,624	27,765
Interest income from associates and long term investments (1)	4,669	4,668	18,675
Interest income, other	1,679	333	3,061
Interest expense	(16,497)	(14,763)	(60,871)
Amortization of deferred charges	(2,623)	(2,686)	(10,972)
Other financial items	(8,098)	1,728	1,173
Income/(expense) related to non-designated derivatives	8,833	3,702	(514)
Taxes	—	—	—
Net income	28,529	32,266	146,406

Basic earnings per share ($)	0.31	0.35	1.57

Weighted average number of shares(2)	93,504,575	93,504,575	93,496,744
Common shares outstanding(2)	93,504,575	93,504,575	93,504,575

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

(2)
The weighted average number of shares and the number of common shares outstanding excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the 2021 Notes, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2016 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2015
(in thousands of $)	2016	2016	(audited)
ASSETS
Short term
Cash and cash equivalents	62,382	63,420	70,175
Available for sale securities	118,489	116,222	199,594
Amount due from related parties	17,519	12,766	45,659
Other current assets	80,037	53,325	60,489

Long term
Newbuildings and vessel deposits	33,447	27,662	40,149
Vessels and equipment, net	1,737,169	1,765,715	1,641,317
Investment in finance leases	523,815	413,108	474,298
Investment in associate (1)	130	110	84,615
Amount due from related parties - Long term (1)	339,355	343,705	387,712
Other long-term assets	25,034	28,190	28,546

Total assets	2,937,377	2,824,223	3,032,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	174,900	78,401	208,031
Other current liabilities	63,220	18,119	30,518
Amount due to related parties	850	922	416

Long term
Long term interest bearing debt, net of deferred charges	1,377,974	1,480,125	1,426,174
Other long term liabilities	186,338	115,138	125,605

Stockholders’ equity	1,134,095	1,131,518	1,241,810
Total liabilities and stockholders’ equity	2,937,377	2,824,223	3,032,554

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Deep Sea Supply Plc. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2016 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	Dec 31, 2016
	2016	2016	(unaudited)

OPERATING ACTIVITIES
Net income	28,529	32,266	146,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,046	26,622	103,941
Vessel impairment charge	5,314	—	5,314
Adjustment of derivatives to fair value recognised in net income	(9,910)	(4,897)	(4,399)
Loss (gain) on sale of assets and termination of charters	—	181	167
Result in associate	(6,819)	(6,624)	(27,765)
Other, net	8,878	167	8,608
Change in operating assets and liabilities	(1,835)	8,434	(2,199)
Net cash provided by operating activities	50,203	56,149	230,073

INVESTING ACTIVITIES
Repayment of investments in finance leases	7,116	6,985	30,410
Proceeds from sale of vessel/newbuildings and termination of charters	—	24,170	29,102
Net investment in newbuildings and vessel deposits	(5,785)	(5,671)	(188,142)
Cash received from (paid to) associates(1)	11,696	10,955	193,517
Other assets / investments	(13,416)	—	(25,488)
Net cash provided by/ (used in) investing activities	(389)	36,439	39,399

FINANCING ACTIVITIES
Repayments of lease obligation liability	(97)	—	(97)
Proceeds from long and short term debt	244,998	—	522,000
Expenses paid in connection with securing finance	(4,861)	(21)	(5,099)
Repayment of long and short term debt	(69,603)	(69,086)	(329,303)
Re-purchase of Company bonds	(179,291)	—	(296,800)
Cash received from share issue	80	—	323
Cash dividends paid	(42,078)	(42,077)	(168,289)
Net cash provided by/ (used in) financing activities	(50,852)	(111,184)	(277,265)

Net increase/ (decrease) in cash and cash equivalents	(1,038)	(18,596)	(7,793)
Cash and cash equivalents at beginning of period	63,420	82,016	70,175
Cash and cash equivalents at end of period	62,382	63,420	62,382

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2016 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Selected income statement data for the three months ended December 31, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	13,148	14,269	20,839	48,256
Revenues classified as Repayment of investment in finance leases	(7,673)	(8,477)	(12,243)	(28,393)
Interest expense, related party(1)	(1,631)	(1,631)	(1,407)	(4,669)
Interest expense, other	(1,996)	(2,424)	(3,507)	(7,927)
Other items	(233)	(167)	(48)	(448)
Net income(2)	1,615	1,570	3,634	6,819

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of December 31, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	364,550	360,215	482,990	1,207,755
Other assets	4,442	4,698	222	9,362
Total assets	368,992	364,913	483,212	1,217,117

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,845	1,780	776	5,401

Long term interest bearing debt	224,259	249,683	304,792	778,734
Long term loans from shareholders, net	119,167	85,920	125,000	330,087
Other long term liabilities	—	—	1,140	1,140

Stockholders equity(1)	54	30	46	130

Total liabilities and stockholders’ equity	368,992	364,913	483,212	1,217,117

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
FOURTH QUARTER 2016 (UNAUDITED)

Adjusted EBITDA	Three months ended		Twelve months
(in thousands of $)	Dec 31,	Sep 30,	ended
	2016	2016	Dec 31, 2016
			(unaudited)
Net income	28,529	32,266	146,406

Add:
(Income)/expense related to non-designated derivatives	(8,833)	(3,702)	514
Amortization of deferred charges	2,623	2,686	10,972
Interest expense	16,497	14,763	60,871
Interest income, other(1)	(126)	(73)	(451)
Interest income from associates	(4,669)	(4,668)	(18,675)
Results in associate	(6,819)	(6,624)	(27,765)
Depreciation	23,738	24,251	94,293
Loss (gain) on sale of assets and termination of charters	—	181	167
Vessel impairment charge	5,314	—	5,314
Repayment of investment in finance leases	7,116	6,985	30,410
Other reconciling items	9,011	283	9,446
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	48,256	48,267	191,275

Adjusted EBITDA (2)	120,637	114,615	502,777

(1)	Interest income excludes income generated from financial investments.

(2)
Adjusted EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.